

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 15, 2009

Mr. Rafael A. Pinedo, President
Chancery Resources, Inc.
4400 Westgrove Drive, Suite 104
Dallas, TX 75001

> **Re:** **Chancery Resources, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
> **Filed July 22, 2009**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
> **Filed October 20, 2009**
> **File No. 000-53142**

Dear Mr. Pinedo:

We have completed our review of the above noted filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant
Accountant Chief